RECEIVED
2007 DEC 17 A 9:23

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082-03327

BY REGISTERED POST

07028666

7 December 2007

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

SUPPL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Appointment of Non-executive Director

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Vera Leung
Legal Counsel and Company Secretary

Enclosures

dw 12/18

CoSec\Correspondence\announcement distribution – appointment of NED 1207

SCMP Group Limited

SCMP集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 583)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces the appointment of Dr. David J. Pang as a Non-executive Director of the Company with effect from 6 December 2007.

Dr. Pang, aged 63, is a businessman, engineer and academic. He was appointed as director of Kerry Holdings Limited, a substantial shareholder of the Company, on 15 March 2007. Dr. Pang also serves on the board of Visa Inc. He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia.

Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

In accordance with the Company's Bye-Laws, Dr. Pang will retire at the forthcoming annual general meeting of the Company and will be eligible for re-election at the meeting. There is no service contract signed between the Company and Dr. Pang. He will be entitled to receive an annual director's fee of HK$100,000 or such sum of director's fee to be fixed by the Board pursuant to the authority granted by the Company's shareholders at the annual general meeting.

As at the date of this announcement, Dr. Pang does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Future Ordinance. Save as disclosed above, Dr. Pang does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Other than the aforesaid, Dr. Pang does not have any other matters that need to be brought to the attention of the shareholders of the Company nor does he have any other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Dr. Pang to the Board.

On behalf of the Board
SCMP Group Limited
KUOK Khoon Ean
Chairman

Hong Kong, 6 December 2007

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman) and Tan Sri Dr. Khoo Kay Peng

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

END